SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated February 23, 2012

(Commission File No. 1-15024)

Novartis AG

(Name of Registrant)

Lichtstrasse 35

4056 Basel

Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒	Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐	No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐	No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐	No: ☒

Novartis International AG Novartis Global Communications CH-4002 Basel Switzerland http://www.novartis.com

MEDIA RELEASE  •  COMMUNIQUE AUX MEDIAS  •  MEDIENMITTEILUNG

Shareholders approve all proposed resolutions of Novartis Board of Directors

•                  Shareholders approve 15th consecutive dividend increase to CHF 2.25 (+2%) per share for 2011, representing a payout of approximately 63% of net income from continuing operations

•                  Novartis reaffirms Group outlook; renews commitment to consistently meet quality standards across manufacturing operations

•                  Dr. Dimitri Azar elected as new member of the Novartis Board of Directors for a three year term

•                  Drs. Srikant Datar, Andreas von Planta and Wendelin Wiedeking re-elected for three-year term each; Drs William Brody and Rolf M. Zinkernagel re-elected for two-year term each

Basel, February 23, 2012 — Novartis shareholders today followed the Board of Directors’ recommendations for all proposed resolutions at the Group’s Annual General Meeting. Shareholders approved the fifteenth consecutive dividend increase of 2% to CHF 2.25 for 2011, marking a continued increase in the dividend per share since the creation of Novartis in 1996.

A total of 1,896 shareholders were present at the meeting held in Basel, representing approximately 1,45 billion shares or 52.8% of the almost 2,75 billion issued shares of Novartis.

“The 2011 business environment remained uncertain, impacted by governmental budget deficits, considerable currency turbulence and greater regulatory scrutiny. Building on an attractive business portfolio, Novartis remains nevertheless successful, focusing on innovation and geographic expansion. New and recently launched products continued to be key growth drivers in 2011 and hold more promise for the future,” said Dr. Daniel Vasella, Chairman of Novartis.

Shareholders approved a dividend payment of CHF 2.25 per share for 2011 compared to CHF 2.20 in 2010, representing a payout ratio of approximately 63% of net income from continuing operations. Payment for the 2011 dividend will be made with effect from March 1, 2012.

The Group confirmed expectations for 2012 to be a year of continued progress in delivering its strategic priorities continuing to drive innovation, growth and productivity across its businesses implementing its strategy to meet the growing needs of patients and aging societies worldwide through its healthcare portfolio. Barring unforeseen events Group constant currency net sales are expected to be in line with 2011. Products launched since 2007 are expected to continue to grow strongly and compensate for the negative impacts of generic competition, lower Tekturna/Rasilez sales (expected to be less than half of 2011 sales), anticipated price reductions and the expected reduction of enoxaparin sales. This expectation assumes a mid-year start of shipments out of the Lincoln plant. Group core operating income margin in constant currencies is expected to be slightly below 2011 core operating income margin. While productivity measures and margin improvements on products launched since 2007 are important contributions to improving profitability, they are not expected to fully offset the loss of margin from generic competition, price erosion, new investments necessary to sustain growth in new products and the impact of a delayed start-up of Lincoln.

During the Annual General Meeting, Novartis CEO Joseph Jimenez renewed the company’s commitment to ensure one single high quality standard across all Novartis divisions. “We’ve talked with customers as well as public officials who protect safety and are concerned and they have told us their expectations — to know that our products are safe, effective and manufactured properly. We want to ensure that all sites consistently meet Novartis quality standards. We need to continue to improve the quality standards at some of our manufacturing sites and we are demonstrating this commitment by making the necessary investments and changes to meet this goal,” Jimenez said.

In addition, shareholders elected Dimitri Azar M.D. to the Novartis Board of Directors for a three-year term. Dr. Azar, a US citizen, is Dean of the College of Medicine and Professor of Ophthalmology, Bioengineering, and Pharmacology of the University of Illinois at Chicago, USA. He holds a medical degree from the American University of Beirut, Lebanon, an Honorary MA from Harvard University and an Executive MBA from the University of Chicago, Booth School of Business. Dr. Azar is an internationally recognized ophthalmic surgeon and prolific researcher. He has been named one of The Best Doctors in America and one of the Castle Connolly Top Doctors in America annually since 1994. He holds multiple committee positions with the American Academy of Ophthalmology, is a member of the American Ophthalmological Association, and sits on the Board of Trustees of the Chicago Ophthalmological Society and the Association of Research in Vision and Ophthalmology. He has received multiple leadership awards, including the 2009 Lans Distinguished Award from the International Society of Refractive Surgery.

Shareholders also re-elected Srikant Datar Ph.D., Andreas von Planta Ph.D. and Dr. Ing. Wendelin Wiedeking for a three-year term each, and William Brody M.D. Ph.D. and Rolf M. Zinkernagel M.D. for a two-year term each (due to their reaching the age limit).

Disclaimer

This presentation contains forward-looking statements that can be identified by terminology such as “outlook,” “commitment,” “promise,” “will,” “expectations,” “expected,” “anticipated,” “expectation,” or similar expressions, or by express or implied discussions regarding potential future sales or earnings of the Novartis Group or any of its divisions; or by discussions of strategy, plans, expectations or intentions. You should not place undue reliance on these statements. Such forward-looking statements reflect the current views of the Group regarding future events, and involve known and unknown risks, uncertainties and other factors that may cause actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. There can be no guarantee that the Group, or any of its divisions, will achieve any particular financial results. In particular, management’s expectations could be affected by, among other things, unexpected regulatory actions or delays or government regulation generally, including the potential outcomes of our ongoing discussions with health authorities concerning Rasilez/Tekturna® as a result of the ALTITUDE study, and including the outcome of health authority reviews of the benefits and risks of Gilenya®; unexpected clinical trial results, including additional analyses of existing clinical data or unexpected new clinical data, including any potential new analyses of the ALTITUDE study which may occur; the Group’s ability to obtain or maintain patent or other proprietary intellectual property protection, including the ultimate extent of the impact on the Group of the loss of patent protection on key products which commenced last year and will continue this year; unexpected product manufacturing issues, including the potential outcomes of the Warning Letter issued to us with respect to three Sandoz manufacturing facilities, and the potential outcome of the shutdown of the OTC manufacturing facility at Lincoln, Nebraska; government, industry, and general public pricing pressures; uncertainties regarding actual or potential legal proceedings, including, among others, actual or potential product liability litigation, litigation regarding sales and marketing practices, shareholder litigation, government investigations and intellectual property disputes; competition in general; uncertainties regarding the after-effects of the recent global financial and economic crisis; uncertainties regarding future global exchange rates and uncertainties regarding future demand for our products; uncertainties involved in the development of new healthcare products; the impact that the foregoing factors could have on the values attributed to the Group’s assets and liabilities as recorded in the Group’s consolidated balance sheet; and other risks and factors referred to in Novartis AG’s current Form 20-F on file with the US Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. Novartis is providing the information in this presentation as of this date and does not undertake any obligation to update any forward-looking statements as a result of new information, future events or otherwise.

About Novartis

Novartis provides innovative healthcare solutions that address the evolving needs of patients and societies. Headquartered in Basel, Switzerland, Novartis offers a diversified portfolio to best meet these needs: innovative medicines, eye care, cost-saving generic pharmaceuticals, preventive vaccines and diagnostic tools, over-the-counter and animal health products. Novartis is the only global company with leading positions in these areas. In 2011, the Group’s continuing operations achieved net sales of USD 58.6 billion, while approximately USD 9.6 billion (USD 9.2 billion excluding impairment and amortization charges) was invested in R&D throughout the Group. Novartis Group companies employ approximately 124,000 full-time-equivalent associates and operate in more than 140 countries around the world. For more information, please visit http://www.novartis.com.

Novartis is on Twitter. Sign up to follow @Novartis at http://twitter.com/novartis.

# # #

Novartis Media Relations

Central media line : +41 61 324 2200
Eric Althoff Novartis Global Media Relations +41 61 324 7999 (direct) +41 79 593 4202 (mobile) eric.althoff@novartis.com	Beth Calitri Novartis Global Media Relations +41 61 324 7973 (direct) +41 79 523 0198 (mobile) beth.calitri@novartis.com

e-mail: media.relations@novartis.com

For Novartis multimedia content, please visit www.thenewsmarket.com/Novartis
For questions about the site or required registration, please contact: journalisthelp@thenewsmarket.com.

Novartis Investor Relations

Central phone:	+41 61 324 7944	North America:
Susanne Schaffert	+41 61 324 7944	Richard Jarvis	+1 212 830 2433
Pierre-Michel Bringer	+41 61 324 1065	Helen Boudreau	+1 212 778 9375
Thomas Hungerbuehler	+41 61 324 8425	Jill Pozarek	+1 212 830 2445
Isabella Zinck	+41 61 324 7188	Edwin Valeriano	+1 212 830 2456

e-mail: investor.relations@novartis.com		e-mail: investor.relations@novartis.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Novartis AG

Date:	February 23, 2012	By:	/s/ MALCOLM B. CHEETHAM

		Name:	Malcolm B. Cheetham
		Title:	Head Group Financial
Reporting and Accounting